                   U. S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                           -------------------
                                                             SEC FILE NUMBER
                                                                 0-10124
                                                           -------------------
                                                           -------------------
                                                              CUSIP NUMBER
                                                              053667 10 1
                                                           -------------------

                                  (Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB
                                [ ] Form N-SAR
                       For Period Ended:  June 30, 1998

--------------------------------------------------------------------------------

                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ----------------------------

--------------------------------------------------------------------------------
                 Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
--------------------------------------------------------------------------------

PART I - REGISTRATION INFORMATION

--------------------------------------------------------------------------------

          Full Name of Registrant:  Aviation Group, Inc.

          Former Name if Applicable:  N/A

          Address of Principal Executive Office (Street And Number)

                            700 North Pearl Street
                                  Suite 2170
                             Dallas, Texas  75201

--------------------------------------------------------------------------------

PART II - RULES 12b-25(b) and (c)

--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, 20-F, 11-K, 10-Q or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why annual report, quarterly report, transition report on Form 10- and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB or N-SAR or portion thereof could not be filed within the prescribed period.

     The Company acquired two companies during the latest fiscal year which require consolidation for financial statement disclosure purposes. The audit of these records and inclusion of financial information in the Company's Form 10-KSB is in progress. During the year, these subsidiaries changed accountants to coincide with the Company's outside auditors. Consequently, the Company has not had adequate time to prepare for and complete its accounting and Form 10-KSB Annual Report.


--------------------------------------------------------------------------------

PART IV - OTHER INFORMATION

--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification

               Richard Morgan               214            922-8100 ext. 1102
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         During the fiscal year ended June 30, 1998, the Company experienced revenues of approximately $20,000,000 versus $9,700,000 for the year ended June 30, 1997.

                              Aviation Group, Inc.

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 28, 1997          By: /s/ RICHARD L. MORGAN
                                     -------------------------------------------
                                      Richard L. Morgan, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------

                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

--------------------------------------------------------------------------------